Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

June 13, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Ranger Energy Services, Inc.

Registration Statement on Form S-1
Filed May 22, 2017
File No. 333-218139

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2017, with respect to the Registration Statement on Form S-1, File No. 333-218139, filed with the Commission on May 22, 2017 (the “Original Filing”).

Concurrently with the filing of this letter, we are filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the Original Filing. We are also concurrently providing certain information responsive to Comment No. 2 and Comment No. 3 in a separate letter addressed to the address set forth above (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Further, all capitalized terms used without definition herein have the meanings assigned to such terms in Amendment No. 1 unless otherwise specified.

General

1.                                      We received your confidential treatment application with regard to certain portions of Exhibit 10.6. Please note that we will provide any comments related to the confidential treatment application under separate cover.

RESPONSE:                            We acknowledge the Staff’s comment and note that the Staff will provide any comments related to the confidential treatment application under separate cover.

Securities and Exchange Commission

June 13, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

2.                                      We note that you have disclosures on pages 2, 5, 83 and 85, characterizing your rig utilization as either “relatively high” or “significantly higher” in comparison to that of your competitors. Separately, you indicate that your use of utilization metrics based on a 55-hour week is consistent with industry standards.

Explain to us, in reasonable detail, the basis for your statements comparing your rig utilization rates to those of your competitors and that your use of utilization metrics based on a 55-hour week is consistent with industry standards. As part of your response, describe any objective evidence that supports your statements.

RESPONSE:                            Our disclosures characterizing our rig utilization as either “relatively high” or “significantly higher” in comparison to that of our competitors are based primarily upon (i) our review of our competitors’ public disclosures and (ii) our discussions with other industry participants. For example, under separate cover of the Supplemental Letter we are providing the Staff with rig utilization calculations (the “Supporting Materials”) for the first quarter of 2017 for Basic Energy Services, Inc. (“Basic”), C&J Energy Services, Inc. (“C&J”), Key Energy Services, Inc. (“Key”) and Pioneer Energy Services Corp. (“Pioneer”), each of which had significantly lower rig utilization than ours during the first quarter of 2017. Specifically, as shown in further detail in the Supporting Materials, Basic, C&J, Key and Pioneer had rig utilizations of 52%, 36%, 26% and 43%, respectively, during such period as compared to our rig utilization of 81%.

Of these four competitors, Basic explicitly states in its Quarterly Report on Form 10-Q (“Form 10-Q”) for the first quarter of 2017 that its rig utilization for such period was 52%. Although Basic’s Form 10-Q does not explicitly state that its rig utilization calculation is based on a 55-hour work week, Basic’s inclusion in its Form 10-Q of both its weighted average number of rigs and rig hours for the period presented enable us to confirm, as shown in the Supporting Materials, that such calculation was made using a 55-hour assumption. Further, certain of Basic’s other public disclosures, including its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2016, explicitly state that Basic’s utilization is based on a 55-hour week. For example, Basic’s 10-K states that it measures the activity levels of its well servicing rigs “by calculating a rig utilization rate based on a 55-hour work week per rig.” Similarly, although neither C&J nor Key provide utilization metrics in its public disclosures, the disclosures that they do provide in their Forms 10-Q for the first quarter of 2017 regarding the number of rigs in their rig fleets (which, in the case of Key, is estimated based on disclosures in its Form 10-K for the year ended December 31, 2016) and the number of rig hours worked during the period enable us to calculate, as shown in the Supporting Materials, their rig utilization assuming a 55-hour work week. Finally, Pioneer discloses in its Form 10-Q for the first quarter of 2017 that its rig utilization for such period was 43%.  Although Pioneer’s Form 10-Q does not disclose its rig hours for the period, our discussions with representatives of Pioneer have confirmed that Pioneer’s utilization is based on a 55-hour assumption.  Accordingly, the Supporting Materials provide a corresponding rig hour calculation for Pioneer based on such assumption.

Further , we regularly engage in discussions with other participants in the well service rig industry regarding industry standards, including suppliers, customers, competitors and industry analysts, among others. In particular, our discussions and due diligence efforts in connection with our recent and pending acquisitions have provided additional evidence of industry participants utilizing a 55-hour work week. As a result of such discussions and related due diligence efforts, in addition to the objective evidence contained in our competitors’ public disclosures and the Supporting Materials, we have formed our belief that a 55-hour work week is consistent with industry standards.

We respectfully advise the Staff that the information set forth above, in addition to the objective evidence provided in our competitors’ public disclosures and in the Supporting Materials, provide a reasonable basis for the statements in Amendment No. 1 comparing our rig

Securities and Exchange Commission

June 13, 2017

utilization metrics to those of our competitors and that our use of utilization metrics based on a 55-hour work week is consistent with industry standards.

3.                                      Explain to us, in reasonable detail, how the utilization rates disclosed in your filing have been calculated. As part of your response, provide details showing how the utilization rate for the first quarter of 2017 was calculated.

Additionally, explain to us the extent to which differences in rig specifications, capabilities, deployments or other factors result in individual utilization rates that are not consistent with the fleet rates disclosed in your filing.

RESPONSE:                            As shown in further detail in the Supporting Materials, and as described on pages 22, 63 and 68 of Amendment No. 1, our rig utilization is calculated by dividing (i) the approximate aggregate operating well service rig hours for the periods presented by (ii) the potential aggregate well service rig hours available assuming a 55-hour work week and a midmonth convention whereby a well service rig placed into service during a month, meaning that we have taken delivery of such well service rig and equipped it for operations, is assumed to be operating for one half of such month. For example, during the first quarter of 2017, (i) the numerator for our rig utilization calculation was 39,124 rig hours, which is the sum of all hours worked by our well service rigs during the quarter, and (ii) the denominator for our rig utilization calculation was 48,202, which is the product of (A) the average number of well service rigs in service during the period, (B) the number of weekdays during such period and (C) 11 hours per work day. The Supporting Materials set forth in detail our calculation of our utilization rate for the first quarter of 2017.

With respect to the second paragraph of comment #3, we respectfully advise the Staff that we do not generally experience, as a result of differences in rig specifications, capabilities, deployments or other factors, individual utilization rates that are not consistent with the fleet rates discussed in our filing.  Although our utilization rates do sometimes fluctuate in connection with basin-by-basin activity levels or macroeconomic trends, particularly as such trends impact the relative levels of demand for completion-oriented and production-oriented services, we believe that the quality and composition of our fleet allows for relatively uniform utilization levels.

Ranger Energy Services, Inc. Predecessor

Notes to Condensed Combined Consolidated Financial Statements, page F-18

New Accounting Pronouncements, page F-18

4.                                      We note disclosure in your first quarter 2017 financial statements, regarding ASU 2014-09 ‘Revenue from Contracts with Customers’ stating “The ASU is effective for annual and interim reporting periods beginning after December 15, 2016” although also explaining that you are in “the initial stages of evaluating the effect of the standard” and management “continues to evaluate the available transition methods.”

Please update your disclosure to reflect the effective date deferral that was announced in ASU 2015-14; this changed the effective date of the standard to annual and interim reporting periods beginning after December 15, 2017, unless early adoption is applied.

Securities and Exchange Commission

June 13, 2017

Please revise your disclosure accordingly here and in the Notes to the Combined Consolidated Financial Statements on page F-41.

RESPONSE:                            We have updated Amendment No. 1 to reflect the effective date deferral that was announced in ASU 2015-14. See pages F-21 and F-43 of Amendment No. 1.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RANGER ENERGY SERVICES, INC.

		By:	/s/ Darron M. Anderson
		Name:	Darron M. Anderson
		Title:	President and Chief Executive Officer

Enclosures

cc:	Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.